Exhibit 99.1
Hydrogenics Corporation

Second Quarter 2008 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$23,763	$15,460
Restricted cash (note 9)	5,994	—
Short-term investments	—	15,032
Accounts receivable	6,087	12,713
Grants receivable	1,025	850
Inventories (note 4)	12,864	12,659
Prepaid expenses	1,085	1,105

	50,818	57,819

Property, plant and equipment	4,505	4,847
Intangible assets	124	249
Goodwill	5,025	5,025

	$60,472	$67,940

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$18,313	$18,166
Unearned revenue	9,109	9,042

	27,422	27,208

Long-term debt	—	11
Deferred research and development grants	150	337

	27,572	27,556

Shareholders’ Equity
Share capital	306,872	306,872
Contributed surplus	16,017	15,606
Deficit	(285,742)	(277,101)
Accumulated other comprehensive loss	(4,247)	(4,993)

Total deficit and accumulated other comprehensive loss	(289,989)	(282,094)

	32,900	40,384

	$60,472	$67,940

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Norman Seagram	Douglas Alexander
Chairman	Director

Second Quarter 2008 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the period	—	—	—	(12,093)		(12,093)
Foreign currency translation adjustments	—	—	—		(86)	(86)

Comprehensive loss						(12,179)

Shares issued:

Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	896	—	—	896

Balance at Jun. 30, 2007	91,765,691	306,872	14,949	(261,126)	(5,390)	55,305
Net loss for the period	—	—	—	(15,975)		(15,975)

Foreign currency translation adjustments	—	—	—	—	397	397

Comprehensive loss	—	—	—	—	—	(15,578)

Shares issued:
Stock-based compensation expense	—	—	657	—	—	657

Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the period	—	—	—	(8,641)	—	(8,641)
Foreign currency translation adjustments	—	—	—	—	746	746

Comprehensive loss						(7,895)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	411		—	411

Balance at Jun. 30, 2008	91,765,686	$306,872	$16,017	$(285,742)	$(4,247)	$32,900

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Revenues	$8,790	$9,465	$19,501	$16,315

Cost of revenues	6,817	8,500	15,663	14,436

	1,973	965	3,838	1,879

Operating expenses
Selling, general and administrative	5,311	4,947	9,372	11,894
Research and product development (note 7)	1,728	1,690	3,440	4,552
Amortization of property, plant and equipment	250	223	521	447
Amortization of intangible assets	62	62	125	125

	7,351	6,922	13,458	17,018

Loss from operations	(5,378)	(5,957)	(9,620)	(15,139)

Other income (expenses)
Provincial capital tax	208	(56)	170	(74)
Interest	386	591	614	1,458
Foreign currency gains	464	1,639	194	1,669

	1,058	2,174	978	3,053

Loss before income taxes	(4,320)	(3,783)	(8,642)	(12,086)
Current income tax expense (recovery)	(1)	4	(1)	7

Net loss for the period	$(4,319)	$(3,787)	$(8,641)	$(12,093)

Net loss per share
Basic and diluted (note 8)	$(0.05)	$(0.04)	$(0.09)	$(0.13)

Weighted average number of common shares outstanding	91,765,686	91,765,691	91,765,688	91,830,666
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(4,319)	$(3,787)	$(8,641)	$(12,093)
Items not affecting cash
Amortization of property, plant and equipment	250	375	521	801
Amortization of intangible assets	62	62	125	125
Unrealized foreign exchange losses	468	189	316	81
Stock-based compensation	175	406	411	896
Net change in non-cash working capital	163	(3,543)	7,163	(5,480)

	(3,201)	(6,298)	(105)	(15,670)

Investing activities
Decrease in short-term investments	—	—	15,032	54,350
Decrease (increase) in restricted cash	72	—	(5,994)	—
Purchase of property, plant and equipment	(10)	(296)	(325)	(507)

	62	(296)	8,713	53,843

Financing activities
Repayment of long-term debt	(1)	(57)	(11)	(94)
Deferred research and development grant	(124)	(463)	(294)	10
Common shares issued (purchased and cancelled), net of issuance costs	—	—	—	(169)

	(125)	(520)	(305)	(253)

Increase (decrease) in cash and cash equivalents during the period	(3,264)	(7,114)	8,303	37,920

Cash and cash equivalents — Beginning of period	27,027	50,971	15,460	5,937

Cash and cash equivalents — End of period	$23,763	$43,857	$23,763	$43,857

Supplemental disclosure
Interest paid	$12	$2	$2	$8
Income taxes paid (recovered)	(65)	3	(48)	6
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

1. Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in notes 2 and 11.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2007 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2007, except as described below. Certain prior year amounts have been reclassified to conform with current period presentation.
Risk Management Arising From Financial Instruments
For the interim period ended June 30, 2008, the Corporation has adopted the requirements of The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments Disclosures,” which apply to fiscal years beginning on or after October 1, 2007. This section requires disclosures relating to: (i) the significance of financial instruments for financial position and performance; and (ii) the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Corporation manages those risks.
Liquidity
The Corporation has sustained losses and negative cash flows from operations over the past five years. At June 30, 2008, the Corporation has approximately $29,757 of cash, restricted cash and short-term investments. There are uncertainties related to the timing and use of the Corporation’s cash resources. These uncertainties include the volume of commercial sales related to its hydrogen generation products and the development of markets for, and customer acceptance of, its fuel cell power products. As a result, the Corporation may need to seek additional equity or arrange debt financing, which could include additional lines of credit. There is no assurance that the Corporation will be successful in its financing efforts or that they will be sufficient.
Credit Risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Corporation is exposed to credit risk from customers and government agencies through which the Corporation receives research and development grants. However, the Corporation has a significant number of customers, which minimizes concentration of credit risk. At June 30, 2008, the Corporation’s two largest customers accounted for 14% (12% at December 31, 2007) and 10% (5% at December 31, 2007) of sales, respectively. Losses under trade receivables and government grants receivable have historically been insignificant. In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 to 90 days.
The Corporation reviews its trade receivable accounts regularly and writes down their carrying values to their expected realizable values, by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible, which is done based on management’s evaluation of the situation on a customer by customer basis. The allowance is charged against earnings. Shortfalls in collections are applied against this

Second Quarter 2008 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

provision. Estimates for the allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.
The Corporation’s trade receivables and grant receivables had carrying values of $6,087 and $1,025 respectively as at June 30, 2008, representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts. Normal credit terms for amounts due from customers and government funding agencies call for payment within 30 to 60 days. An insigificant amount of these receivables were past due as at June 30, 2008.
The Corporation’s exposure to credit risk for trade receivables by geographic area as at June 30, 2008 was as follows:

June 30, 2008
Europe	62%
United States	20%
Middle East	4%
Asia	3%
Rest of world	11%

100%

The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing with large chartered Belgian, Canadian and German banks and investing in highly liquid investments. The Corporation’s exposure to credit risk relating to cash and short-term investments by geographic area as at June 30, 2008 was as follows:

Canada	45%
Belgium	46%
Germany	9%
Foreign Currency Risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in foreign currencies, primarily Canadian dollars and the euro. The assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the U.S. dollar and these foreign currencies. The Corporation recognized foreign exchange gains in the three and six months ended June 30, 2008 of $464 and $194, respectively, as compared to foreign exchange gains of $1,639 and $1,669 in the three and six months ended June 30, 2007.
If a shift in foreign exchange rates of 10% were to occur, the exchange gain or loss on our net monetary assets could be valued at plus or minus $1,350 due to the fluctuation and this would be recorded in the interim consolidated statements of operations.
The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by converting foreign denominated cash balances into foreign currencies to the extent practical to match to other foreign currency obligations. The Corporation conducts a significant portion of its business activities in foreign currencies. The monetary assets and liabilities that are denominated in foreign currencies are affected by changes in the exchange rate between the U.S. dollar and these foreign currencies.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

Interest Rate Risk
Interest rate risk arises because of the fluctuation in market interest rates. The Corporation is subject to interest rate risk on its cash and short-term investments; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings.
Management of Capital
The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.
The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The Corporation’s primary uses of capital are to finance operating cash flow, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from internally generated cash flows and cash raised through past share issuances. The Corporation’s objectives when managing capital are to ensure that the Corporation will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders.
The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize flexibility to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.
2. New accounting standards
The Corporation has adopted the following changes to its accounting policies:
(i) Canadian standards
CICA Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation has adopted this new guidance effective January 1, 2008. While these standards impacted disclosure provided by the Corporation, adoption of these standards did not impact its consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows; however, the Corporation now carries inventory at the lower of cost and net realizable value. Previously, the Corporation carried inventory at the lower of cost and replacement cost.
In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related

Second Quarter 2008 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Corporation adopted this new guidance effective January 1, 2008. While these standards impacted disclosure provided by the Corporation, adoption of this standard did not have a material impact on its consolidated financial position, results of operations or cash flows.
In January 2008, the CICA issued CICA Emerging Issues Committee (“EIC”) EIC-169 “Embedded Foreign Currency Derivatives” (“EIC-169”). Guidance in EIC-169 should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. This new EIC assists in the interpretation of the phrase “routinely denominated” as used in Section 3855 and also assists in determining which factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The Corporation adopted this standard effective January 1, 2008. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows.
(ii) U.S. standards
The following changes only apply to note 11 of the interim consolidated financial statements.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not impact the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect that this standard may have on the Corporation’s results of operations and consolidated financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards, which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a Corporation may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows

Second Quarter 2008 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

New Accounting Standards
The following changes will be adopted in the future.
(i) Canadian standards
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation anticipates adopting this new guidance effective January 1, 2009. The Corporation is currently assessing the effect that this standard may have on the Corporation’s results of operations and consolidated financial position.
(ii) Convergence with International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The Corporation is in the early stages of assessing the impact of IFRS on the Corporation’s disclosures, results of operations and consolidated financial position.
(ii) U.S. standards
The following changes will only apply to note 11 of the interim consolidated financial statements.
In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
3. Business Streamlining Initiative
On March 20, 2007 and November 6, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. In March 2007, the Corporation recorded a $2,100 charge for severance and related expenses, which are included in selling, general and administrative expenses. The substantial majority of this charge pertains to the Power Systems business segment.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

In November 2007, the Corporation recorded an additional $1,990 charge for severance and related expenses for these initiatives, which are included in selling, general and administrative expenses as at December 31, 2007. These amounts were charged to the business segments as follows: $846 for Power Systems; $142 for OnSite Generation; and $1,002 for Corporate and Other business segments. As at June 30, 2008, the Corporation had paid $3,877 in respect of these charges. The remaining balance of $213 at June 30, 2008 is anticipated to be paid in 2008.
On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business, due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses, and the writeoff of inventory. Of the $2,016 recorded during the year ended December 31, 2007, no severance and related expenses remain unpaid at June 30, 2008.
4. Inventories

	June 30	December 31
	2008	2007

Raw materials	$6,080	$5,070
Work-in-progress	6,744	6,768
Finished goods	40	821

	$12,864	$12,659

Changes in the Corporation’s provision for obsolete inventory for the six months ended June 30, 2008 are as follows:

June 30
2008
Balance, December 31, 2007	$785
Increase to provisions	449
Writedowns	(359)
Reversal of provision	—
Balance, June 30, 2008	$875

5. Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the inteim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the six months ended June 30, 2008 and 2007 are as follows:

	2008	2007

Balance, December 31, 2007 and 2006	$3,592	$5,077
Accruals for warranties	1,462	720
Settlements made during the period	(1,004)	(2,319)

Balance, June 30, 2008 and 2007	$4,050	$3,478

Second Quarter 2008 Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

6. Stock-based compensation
During the six months ended June 30, 2008, 1,300,004 (June 30, 2007 — 1,644,960) stock options with a weighted average fair value of $0.29 at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	June 30	June 30
	2008	2007

Risk free interest rate (%)	3.46%	4.11%
Expected volatility (%)	64%	56%
Expected life (in years)	4	4
Expected dividends	nil	nil
During the six months ended June 30, 2008, the Corporation created a restricted share unit (“RSU”) plan for senior executives. Pursuant to the terms of the plan, RSU’s vest on such date no later than December 31 of the third calendar year following the year in respect of which they were granted. All vested RSUs shall be redeemed by the Corporation at an amount equal to the number of vested RSUs multiplied by the closing price of the underlying common shares of the Corporation on the Toronto Stock Exchange on the last trading day on which the shares were traded preceding the vesting date. During the six months ended June 30, 2008, 1,287,500 units were awarded under the terms of this plan.
Stock-based compensation expense of $175 and $411 for the three and six months ended June 30, 2008 (June 30, 2007 — $406 and $896, respectively) is included in selling, general and administrative expenses.
7. Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three and six months ended June 30, 2008, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended June 30
	2008	2007

Research and product development expenses	$2,023	$1,837
Research and product development funding	(295)	(147)

Net research and product development expenses	$1,728	$1,690

	Six months ended June 30
	2008	2007

Research and product development expenses	$4,246	$4,779
Research and product development funding	(806)	(227)

Net research and product development expenses	$3,440	$4,552

8. Net loss per share
For the three and six months ended June 30, 2008, the weighted average number of common shares outstanding was 91,765,686 and 91,765,688, respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

9. Guarantees
As at June 30, 2008, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions which total $10,126 (December 31, 2007 — $5,213) with expiry dates extending to October 2011. The Corporation has restricted cash totaling $5,994 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
10. Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.
Financial information by reportable segment for the three and six months ended June 30, 2008 and 2007 is as follows:

	Three months ended June 30, 2008
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$6,597	$2,089	$104	$—	$8,790
Amortization of intangible assets	—	—	—	62	62
Amortization of property, plant and equipment	—	—	—	247	247
Interest income	—	—	—	388	388
Interest expense	—	—	—	2	2
Income tax expense	—	—	—	9	9
Segment income (loss) (i)	304	(2,480)	(358)	(1,785)	(4,319)

	Six months ended June 30, 2008
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$13,910	$3,102	$2,489	$—	$19,501
Amortization of intangible assets	—	—	—	125	125
Amortization of property, plant and equipment	—	—	—	521	521
Interest income	—	—	—	626	626
Interest expense	—	—	—	12	12
Income tax recovery	—	—	—	1	1
Segment income (loss) (i)	393	(4,824)	(292)	(3,918)	(8,641)

Second Quarter 2008 Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$5,327	$1,721	$2,417	$—	$9,465
Amortization of intangible assets	—	—	—	62	62
Amortization of property, plant and equipment	—	—	—	223	223
Interest income	—	—	—	593	593
Interest expense	—	—	—	2	2
Income tax expense	—	—	—	4	4
Segment income (loss) (i)	(882)	(2,363)	30	(572)	(3,787)

	Six months ended June 30, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$7,142	$3,276	$5,897	$—	$16,315
Amortization of intangible assets	—	—	—	125	125
Amortization of property, plant and equipment	—	—	—	447	447
Interest income	—	—	—	1,466	1,466
Interest expense	—	—	—	8	8
Income tax expense	—	—	—	7	7
Segment loss (i)	(3,195)	(6,684)	(118)	(2,096)	(12,093)

(i)	Segment income (loss) includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at June 30, 2008 are $124 and $5,025 (December 31, 2007 — $249 and $5,025), respectively. Intangible assets and goodwill relating to each of the Corporation’s Power Systems and Test Systems segments as at June 30, 2008 were $nil and $nil (December 31, 2007 — $nil and $nil), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues are segmented by geography, as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

United States	$688	$3,519	$4,590	$6,717
Russia	2,288	1,536	2,505	1,536
Saudi Arabia	22	—	1,864	—
Belgium	1,705	—	1,717	38
Spain	1,233	—	1,276	99
Korea	—	—	1,232	126
Sweden	1,025	—	1,057	161
China	350	337	992	613
Brazil	—	—	682	—
Canada	75	461	672	574
United Kingdom	666	41	666	269
Japan	—	109	471	1,420
Germany	217	167	468	634
France	11	1,039	29	1,418
Italy	33	690	33	691
Romania	43	287	51	367
Poland	10	279	10	282
Rest of world	424	1,000	1,186	1,370

	$8,790	$9,465	$19,501	$16,315

11. Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided. There are no differences in the net loss between Canadian GAAP and U.S. GAAP.

Second Quarter 2008 Interim Consolidated Financial Statements	Page 15